Exhibit 4.130

THIS NOVATION AGREEMENT (hereinafter referred to as the “Novation Agreement”) is made on 30th December, 2011.

BETWEEN:-

(1)	OCEANRUNNER OWNERS LIMITED a company organized and existing under the laws of Marshall Islands with registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Owner”) being the owner of m/v “Robusto” registered under Malta flag (the “Vessel”).

(2)	TMS Dry Ltd., of the Marshall Islands a shipping company maintaining a licensed office in Athens, Greece (the “Original Manager”).

(3)	TMS Bulkers Ltd. of the Marshall Islands a shipping office maintaining a licensed office in Greece (the “New Manager”).

WHEREAS:

By a Management Agreement dated 15th June 2010 (“the Management Agreement”) made between the Owner and the Original Manager, the Original Manager agreed to carry out the commercial and technical management of the Vessel and the Owner agreed to pay to the Original Manager for the services rendered under the Management Agreement a daily management fee as provided for in the Management Agreement.

NOW THEREFORE, the parties do hereby mutually agree as follows:

1.	NOVATION

a)	With effect from the Effective Date as defined in clause 2 below and by mutual agreement between the parties, the Original Manager shall be substituted by the New Manager under the Management Agreement and the New Manager shall as from the Effective Date assume all rights and obligations of the Original Manager arising out of or in connection with the Management Agreement and agree to be bound in all respects in place of the Original Manager by the terms of the Management Agreement which shall hereafter be construed and treated in all respects as if the New Manager had been originally named as a party to the Management Agreement.

b)	The Owner hereby agrees to continue to be bound by the Management Agreement in all respects vis-a-vis the New Manager from the Effective Date and further agrees to release the Original Manager from any liability under the Management Agreement that may arise or be incurred from events after the Effective Date.

c)	The Original Manager agrees to remain responsible vis-a-vis the Owner in respect of any claims, costs and/or liabilities under the Management Agreement during the period up to the Effective Date, and irrespective of whether such claims or liabilities are known at the Effective Date.

Novation Agreement-Robusto

d)	With effect from the Effective Date, a part pertinent to the Original Manager under Article 20 (Notices) of the Management Agreement shall be amended as follows:

TMS Bulkers Ltd.

Ag. Konstantinou 58 & Kifisias Avenue,

GR 151 25, Marousi, Athens, Greece

Athens Shipmanagement office

Tel: +30 210 3440600

Fax:+30 210 3440655

E-mail: management@tms-bulkers.com

2.	EFFECTIVE DATE

This Novation Agreement shall take effect from the 1st January 2012 hereof (the “Effective Date”).

3.	LAW AND JURISDICTION

This Novation Agreement shall be governed by and construed in accordance with English law and any disputes arising out of or by virtue of this Agreement shall be settled in accordance with Clause 19 of the Management Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement duly executed on the day and year first above written.

For and on behalf of Oceanrunner Owners Limited	For and on behalf of TMS Dry Ltd.

/s/ Solon Drakoulis	/s/ Dimitrios Koukoulas
By: Mr. Solon Drakoulis	By: Mr. Dimitrios Koukoulas
Title: Attorney-in-fact	Title: Legal Representative

For and on behalf of TMS Bulkers Ltd.

/s/ Ioannis Psilopoulos
By: Mr. Ioannis Psilopoulos
Title: Legal Representative

2	Novation Agreement-Robusto